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                [LETTERHEAD OF CAPITAL RESOURCES GROUP, INC.]



                              December 11, 1998



Board of Directors
First Federal Savings Bank
2200 W. Franklin Street
Evansville, Indiana 47712

Dear Board Members:

     All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion adopted by the Board of Directors of First Federal Savings Bank ("Bank") on September 16, 1998.

     It is our understanding that, pursuant to Office of Thrift Supervision regulations, subscription rights are non-transferable. Persons violating such prohibition may lose their right to purchase stock in the Conversion and be subject to other possible sanctions.

     Because the Subscription Rights to purchase shares of common stock in the Bank to be issued to the depositors of the Bank and to other members of the Bank will be acquired by such recipients without cost, will be non-transferable and of short duration, and will afford the recipients the right only to purchase shares of common stock at the same price as will be paid by members of the general public in a Community Offering, we believe that:

     (1) the Subscription Rights will have no ascertainable fair market value and,

     (2) the price at which the Subscription Rights are exercisable will not be more or less than the fair market value of the shares on the date of the exercise.

                                    Very truly yours,

                                    CAPITAL RESOURCES GROUP, INC.

                                    /s/ CAPITAL RESOURCES GROUP, INC.